May 27, 2005

Room 4561


David Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

Re:	Website Pros, Inc.
	Registration Statement on Form S-1
      Filed on April 27, 2005
	File No. 333-124349

Dear Mr. Brown:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General
1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process your amendments once a price range is included. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
2. We note the inclusion of red herring language in the cover page.
Please confirm that you have not yet circulated the preliminary prospectus.

3. Please confirm that our courtesy copy includes all diagrams, pictures and graphic information to be used in the prospectus. Noting the graphics on the page immediately prior to the table of contents, it appears that the "affordable," "award-winning," "proprietary workflow" and "strategic marketing relationships" language contains technical jargon and may be unnecessarily repetitive of other disclosure. Please revise as appropriate. For guidance, please refer to the Gatefold Graphics discussion in Section
VIII of the Division of Corporation Finance: Current Issues and Rulemaking Projects Quarterly Update (March 31, 2001). In this regard, please supplementally advise as to the use of the term "award-winning." We note the use of this term both here and in business to describe your NetObjects Fusion software, yet we are unable to find any discussion.
4. Please provide us with relevant portions of the research you cite in the prospectus (e.g., Jupiter Research and the International Data
Corporation Reports for March 2004 and May 2004.) Also, tell us whether all or any of the reports were prepared for you or published generally and if the latter, please explain how they are publicly available. To the extent that the information is not publicly available, please file experts` consents as exhibits to the registration statement, as required by Rule 436 of Regulation C.
5. Please define the terms "website provisioning" and "paying subscribers" the first time that they are used. We note that the latter term is defined for the first time on page 24.
6. We note you filed two Forms D on April 29, 2005 and five more on
May 16, 2005. We presume that the April transactions relate to your
April 2005 acquisitions. Please advise.
Outside Front Cover Page
7. Please delete the words, "Sole Book-Running Manager" from the outside front cover page of the prospectus, since the meaning and significance of this reference to potential investors is unclear and an explanation would not be consistent with Rule 421(d).
8. Please state how the underwriters will apportion between the registrant and selling shareholders should the underwriters not exercise the complete overallotment amount (e.g., apportionment would be done on a pro rata basis.)
Summary
9. Please revise your opening paragraph to clarify that the summary contains the material terms of the offering and remove any implication that your summary does not contain all information an investor should consider before buying shares. As you know, a summary by its very nature is not a complete recitation of all possible information.
Website Pros
Our Business, page 1

10. Please provide support for the statement that you are "a leading
provider of Web services and products that enable small and
medium-
sized businesses to establish, maintain, promote and optimize their
Internet presence." Further, please revise your disclosure to include the measurement or metric that you are using to gauge you are a leader in your industry, i.e., number of customers, gross
revenues,
net income, etc. Please also provide supplemental support for your statement that you have 43,000 paying subscribers.
11. We note your inclusion of Discover Financial Services, Inc., Network Solutions and IBM as companies for which you have a strategic
marketing relationship.   From disclosure elsewhere, we understand
the importance of Discover Financial Services on your historical revenue, however, the importance of Network Solutions and IBM is unclear. Please revise to quantify the percentage of revenues or leads channeled from these partners or otherwise describe why you believe your relationships to these companies to be strategic and material to include in the summary.
Market Opportunity, page 1
12. We note your citation to the March 2004 IDC report that
includes
projections indicating that there are 21 million small and medium sized business consisting of 13.5 million home-based businesses and another 8.2 million businesses with 100 employees or fewer. For purposes of clarity, please revise to describe how IDC defines these small and medium sized businesses.  We note your disclosure on page
43.
Recent Acquisitions, page 3
13. Please briefly discuss the total consideration paid to acquire Leads.com, Inc. and E.B.O.Z., Inc. as well as how the purchase price was determined.
Risk Factors, page 7
14. Please note you are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are
including a description of all material risks associated with the offering of shares of your common stock. Refer to Item 503 of Regulation S-K.
15. Item 503(c) of Regulation S-K states that issuers should not present risk factors that could apply to any issuer or to any offering. For example, the risks you describe on pages 9 and 12-14 regarding likely fluctuations in your financial results, difficulty implementing appropriate controls and procedures, being a public company, and due to that Sarbanes-Oxley Act of 2002, the potential lack of opportunity to attract qualified officers and directors could apply to nearly any issuer in any industry. If you elect to retain these general risk factors in your prospectus, please clearly explain how they apply to your industry, company or offering. For example, explain why you are concerned about quarterly fluctuations. Have quarterly results fluctuated materially in the past? If so, explain the circumstances surrounding your historical experience with this risk and how your business was affected. As another example, is there a specific reason why you believe you will be unable to attract officers and directors based on your need to comply with Sarbanes-Oxley?
16. We note your disclosure on page 41 and F-8 regarding your foreign currency exchange risk including changes in the Euro and that sales in Germany represented over 90% of your European revenue in 2004. We are unclear, however, why F-8 expresses this percentage in terms of international revenue rather than European revenue. Please advise or revise. Please consider including a separate risk factor reflecting any material risks in this area and if material, a discussion of foreign operations and sales in management`s discussion and analysis.
Most of our Web services are sold on a month-to-month basis, and if our customers either are...page 7
17. Explain why you are experiencing a high turnover rate in your customer base. Here, or elsewhere as appropriate, discuss what you are doing to address this issue.
Our business depends in part on our ability to continue to provide value-added Web services . . . page 9
18. We note your disclosure regarding certain service providers that enable you to provide your services. Please revise to quantify what you mean by "short notice" termination.
Accounting for acquisitions under generally accepted accounting principles...page 11
19. Briefly disclose the amount of goodwill associated with the Leads.com acquisition.

Use of Proceeds, page 19
20. You state that you "have not made any specific plans with respect to the use of the net proceeds of this offering." Have you prepared business plans to incur expenses or engage in activities that could not be funded with the cash flow you anticipate from continuing operations? If so, it appears that you have a plan to use the funds from the offering, which you should more specifically disclose. Please provide a detailed supplemental analysis and revise as appropriate.
21. As a follow-up to the comment above, we note from the third paragraph in this section that you expect to use the net proceeds for working capital and general corporate purposes; however, you then describe specific uses such as:
* sales and marketing expenses;
* research and development expenses;
* capital expenditures; and
* acquisitions and investments in businesses, services, products or technologies complementary to your current business.
If you are not able to fund these expenses with currently available resources, they would be considered planned uses of proceeds that you should describe and quantify under "Use of proceeds." In this regard, we note that your disclosure on page F-4 stating you generated $293,000 in net income, but experienced a net loss attributable to common stockholders of ($47,000) for the three months ended March 31, 2005. Utilizing bullet points rather than a serial list, please revise to quantify the amount of your proceeds allocated to each use. We note your disclosure on pages 26 and 40 describing your intention to upgrade and extend your service offerings, develop new technologies, expand domestic and international activities, add additional sales personnel, website development staff, professional service and custom design resources.
Capitalization, page 20
22. Tell us why you have not included the E.B.O.Z. acquisition shares in the pro forma as adjusted column. We may have further comment upon completion of the information included.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Overview, page 24

23. We note your disclosure throughout the prospectus emphasizing the
importance of lead generation for new subscriber services from entities such as Discover for which you have a strategic marketing relationship. As a key performance indicator and operational goal to generate new and additional revenues, lead generation and more importantly, lead conversion, actually converting from a lead to becoming a paid subscriber, appears to be material to your overall operations and a key to management`s ability to manage the company, increase your customer base and anticipate future trends with your customers. Based on the importance you have placed on this key indicator, revise your MD&A to disclose the lead conversion rate for leads provided to you from Discover, Network Solutions and IBM. Further, please provide any additional performance metrics on which management relies to determine the direction of your finances and operations. For guidance on key financial and non-financial performance indicators, please refer to Sections III.A and III.B.1.
of Release No. 33-8350 (December 29, 2003).
24. Based on your Results of Operations` disclosure on pages 31-
38,
it appears that since 2002, your subscription revenues increased each
year while your other sources of revenues decreased as a
percentage
of total revenue.   Please revise to provide management`s insight
regarding this trend. See Item 303(a)(3)(ii) of Regulation S-K.
25. We note your brief references throughout the prospectus and on pages 72-73 regarding your recapitalization and issuance of a significant number of shares of Series A and B convertible redeemable preferred stock. Consider including management`s insight into your recapitalization, issuance of the Series A and D convertible redeemable preferred stock and impact on your operations in the overview.
Revenue
Subscription Revenue, page 32
26. We note your risk factor disclosure on page 7 of a high turnover rate in your customer base while your subscription revenue disclosure on pages 32 and 33 shows subscriber growth in the latest year and interim period ended March 31, 2005. In order to clarify and disclose any trends within the various subscription offerings please revise your MD&A to address the customer base cancellations and increases among your various subscription offerings. In this regard, disclose a quantification of your subscriber activity over the three year periods by type of subscription offering. Disclosure of these non-financial variables may be material to investors, and may therefore be required.
27. You disclose throughout MD&A certain elements causing increases and decreases to revenues and expenses. For example, license revenues increase because of the success of the NetObjects Fusion version 8.0 release while subscription revenues increase because of outbound telesales staff increases or expansion of your subscription package. In these and other cases you do not clearly quantify the effects of these causes. Please revise your MD&A to quantify the changes and disclose whether they constitute any known trends that are reasonably likely to materially impact future operations and liquidity. See Item 303 of Regulation S-K.
28. We note your discussion of an increase in the predominant source of revenue: subscription revenue. We also note an increase in cost of revenue based on an overall increase in the number of subscribers.
In order to provide a clearer picture of these changes in revenue, in addition to your gross margin disclosure, please consider including disclosure regarding the change in revenue and cost per average subscriber in dollars. By including an average gross and cost per subscriber, your disclosure may more easily demonstrate whether or not you are benefiting from increased marketing and economies of scale. Similarly, if not unduly burdensome, please revise your disclosure to include a per subscriber subscription revenue and cost of subscription revenue measurement comparing fiscal year end 2003 and 2004 on pages 33 and 34 and year end 2002 and 2004 on page 35. Operating Expenses, pages 34 and 36
29. We note disclosure here and on page F-12 regarding bad debt expenses. Please revise to describe the nature of these bad debt expenses and reconcile the changes in your discussion here with the table provided on F-12.
Liquidity and Capital Resources, page 39
30. Your discussion of operating cash flows is a recitation of items identified on the face of the statement of cash flows. This does not appear to contribute to an understanding of your cash flows, rather it repeats items that are readily determinable from the financial statements. Revise to address the material changes in the underlying drivers. See Section IV.B.1 of SEC Release No. 33-8350 for further guidance.
Contractual Obligations, page 40
31. Please supplementally reconcile the disclosure regarding your operating lease obligation disclosure on page 40 with that on page F-
36.
Business, page 43
32. Please provide a brief overview of the general development of Website Pros during the past five years. See Item 101(a) of Regulation S-K. Please also consider discussing research and development, if material. See Item 101(c)(1)(xi) of Regulation S-K.
We note your brief discussion of research and development in management`s discussion and analysis.

Strategic Marketing Relationships, page 53 and Third-Party
Providers,
page 55
33. Please revise to include the material terms of the agreements you
have entered into with these entities, such as term and
termination
provisions.  Please ensure that you set forth a materially
complete
description of your agreement with Discover Financial Services. Intellectual Property, page 55
34. We note your statement that you "own the core technology" that you use to provide many of your subscription services on page 55 under the caption, "Third parties." Yet based on your disclosure on pages 3, 12-13 and in this section, it appears you own no patents
and
protect yourself with a combination of agreements, procedures, and copyright, trademark and trade secret laws. Please revise to specifically disclose here that you hold no patents and specifically describe the importance and duration of the intellectual property protections you do hold. For example, specify the type of copyright protection you hold including works made for hire, assignments or licenses. We note your discuss owning your proprietary workflow processes, but the precise type of "ownership" is unclear. Refer to
Item 101(c)(1)(iv) of Regulation S-K.
35. Further, with a view toward disclosure, please tell us whether you engage in the creation of joint works with your third party developers and whether you utilize open source software in your
programming.   If you hold only licenses to your products, please
provide the material terms of these licenses from third parties.
36. Please clarify the extent to which your products are substantially dependent upon third-party software.
Facilities, page 56
37. Revise to include all material terms of your major
encumbrances,
or leases, on these properties, such as lease payments and terms. See Item 102 of Regulation S-K.
Management, page 57
38. Please designate all directors who will serve as independent directors. In this regard, we note that you have designated Messrs.
Parekh, Still and Maudlin independent for certain committees.
39. Please revise to disclose your policy on making loans to
executive officers and directors.   We note your provisions in
Article XIV of your bylaws regarding the ability of Website Pros to make loans to officers or other employees, including any officer or employee who is a director except as otherwise prohibited by applicable law.

Board Committees, pages 59-60
40. We note your discussion that you expect that the composition of
your audit committee will comply with the applicable requirements of
the Sarbanes-Oxley Act of 2002 and rules and regulations of the
SEC
and Nasdaq at the time of completion of this offering.  Since this is
a firm commitment offering, please tell us why you are unable to disclose that you will comply with these requirements upon effectiveness. Further, tell us why you only expect your Board committees will be able to comply with these important requirements rather than will comply.
41. Please revise to state your policy should there be a tie-vote of
the audit committee between your two independent directors,
Messrs.
Maudlin and Lieberman.  Similarly, please revise to describe how you
will resolve a tie-vote of your compensation and nominating and corporate governance committees. Alternatively, you may want to clarify that the number of directors on various committees will be expanded.
Executive Compensation, pages 62-63
42. Please ensure that your Option Grant Table uses the midpoint of
the offering price range or the grant date valuation in order to calculate the potential realizable value and value of unexercised in-
the-money options.  Refer to Interpretation J.17 of the 1997
Division
of Corporation Finance: Telephone Interpretations Manual, as well as
Section IV.C of Release 34-32723.
Employment Agreements, page 63
43. We note that you will be filing your employment agreements with
Messrs. Brown and Carney in a future amendment. Please ensure that material terms are fully explained, including any provisions for bonuses are explained, including performance goals and amounts. Please describe the "other customary benefits and terms" referenced in your disclosure.  In light of these agreements, consider
whether
your risk factor disclosure on page 12 should be modified. Benefits Plans, pages 64-71
44. For each of the 1999 and 2005 equity incentive, 2005 employee stock option, 2005 non-employee directors` stock option plans, please define the "specified types" of changes to your capital structure, corporate transactions or control transactions that may materially affect these plans and outstanding shares issued under these plans.
We note upon the occurrence of one of these significant events, the
outstanding options granted may be adjusted, fully accelerated or assumed, continued or substituted by the surviving or acquiring
entity.   For example, we note multiple defined terms for these
"events" in Section 2. of Exhibit 10.2.
45. Please revise to disclose when in April 2005 your shareholders adopted the 2005 incentive plans. Further, please include the material terms of all termination provisions including the termination dates for all 2005 incentive, stock purchase and option plans other than the 2005 equity incentive plan.
1999 Equity Incentive Plan, page 64
46. We note upon the execution of the Underwriting Agreement, this plan will terminate, but outstanding options will be governed by the terms of this agreement. Please describe whether this IPO will constitute a change of control, change of capital structure or significant corporate transaction.
2005 Equity Incentive Plan, page 64
47. Revise to describe the performance criteria the Plan Administrator will use when determining who will receive and amount of compensation that person will receive under the stock purchase award, stock bonus award and stock appreciation rights agreements. Certain Relationships and Related Party Transactions, pages 72-73
48. Please revise to disclose the aggregate amount of consideration paid for transactions entered into in February 2002 and April 2005.
Further, revise to disclose how management determined the share prices for each transaction. We note many of the counterparties are either executive officers or directors of the registrant. Refer to
Item 404(a) of Regulation S-K.
Principal and Selling Stockholders, pages 76-77
49. Please identify the natural persons who exercise sole/ shared voting and/or dispositive powers over securities offered by the Insight Partnerships along with Mr. Parekh and Crosspoint Venture Partners. For guidance, please refer to Exchange Act Rule 13d-3 and
Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.
50. Tell us whether any of the legal entities represented by footnotes (2)-(4) that are selling stockholders are affiliates of broker-dealers. If any of the selling stockholders are affiliates of a broker-dealer, clearly identify them as such and state in your prospectus whether:
* the sellers purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock, page 79
51. The description of capital stock in the text of your filing should be materially complete, without qualifying in its entirety to the provisions of your amended and restated certificate of incorporation and amended and restated bylaws you attach as exhibits to this registration statement. Accordingly, please revise the second sentence from the introductory paragraph of this section. United States Federal Income Tax Consequences to Non-United States Holders, page 83
52. We note your somewhat lengthy description of dividend, gain on disposition and backup withholding tax consequences to non-U.S. investors. Please tell us whether you received a legal opinion on this issue or why you believe you are qualified to make legal conclusions as to U.S. federal income tax law.
Shares Eligible for Future Sale, page 86
53. Please disclose the circumstances under which Friedman, Billings,
Ramsey & Co., Inc. will permit early release of shares subject to lock-up agreements.
Underwriting, page 87
54. In paragraph two, please briefly specify the "other conditions" that must be satisfied in order for the underwriters to purchase your common stock.
55. We note your disclosure at the bottom of page 89 stating that your underwriters may make available prospectuses in electronic format. More specifically, please tell us whether FBR, Piper Jaffray, RBC Capital Markets or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.
56. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning Website Pros or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

57. We note that on page 89 of the prospectus you state that up to
5%
percent of your shares of common stock may be reserved for sale under a directed share program to certain of your business associates. Please define "business associates" and describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the Company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
Where you can find more information, page 91
58. Please revise the first paragraph of this section that qualifies any references to contracts or any other documents in the prospectus as not necessarily complete. As you know, Rule 411(a) of Regulation
C permits this type of qualification or incorporation by reference only where a summary of a document is required to be included in the prospectus.
Financial Statements - Website Pros, Inc.
Consolidated Balance Sheets, page F-3
Redeemable convertible preferred stock
59. We note that you have classified your redeemable convertible preferred stock in the Stockholders` equity section of your balance sheet. Your disclosure on page 41 under "Recently Adopted and Recently Issued Accounting Standards" indicates that because your preferred stock is not mandatorily redeemable, you believe it is more properly included in stockholders` equity than between liabilities and stockholders` equity. Supplementally explain to us why you believe such classification is appropriate and tell us how you considered Rule 5.02.28 of Regulation S-X, EITF Topic D-98 and ASR 268.
60. Tell us why you have not presented an unaudited pro forma consolidated balance sheet and statement of stockholders` equity as of March 31, 2005 to reflect the assumed conversion of your convertible redeemable preferred stock. We may have further comment.
Consolidated Statement of Operations, page  F-4
61. Tell us how your classification of depreciation and amortization complies with SAB Topic 11B.

Note 1. The Company and Summary of Significant Accounting
Policies,
page F-7
Revenue Recognition
62. You indicate that subscription packages for hosting and
marketing
services for customized websites are sold separately from the customized website. Supplementally tell us how you have considered paragraph 2 of EITF 00-21. We also note that customer support and technical support services are provided for customized websites. These appear to be multiple element arrangements. Tell us and revise your disclosure to identify all elements included in each type of sales transaction and how you have considered EITF 00-21.
63. Pursuant to footnote 1 of SOP 81-1 percentage of completion accounting is not the appropriate accounting for your professional services. Revise your disclosure to indicate the correct accounting, such as a proportional performance model for recognizing revenue. Tell us and disclose why labor hours incurred is an appropriate measure to allocate revenue between reporting periods.
64. Tell us about any post contract support services (PCS) you offer
to customer that license your software products.  If PCS is
offered
tell us how you have considered paragraphs 9 and 10 of SOP 97-2
and
tell us how revenue from these services is recognized.
65. We note you consider delivery of licensed software to occur when
shipped and when the end-user has been electronically provided activation keys. Tell us if this provision of the key is within the terms of your arrangement with the customer or this is something you
provide unilaterally.
66. We note you offer professional services which relate to
license
sales and website design. Please describe to us the factors you consider in concluding whether services are essential to the functionality of other elements of your arrangements. Please provide us with specific examples. Identify elements included in multi-element arrangement and address the extent to which you have established VSOE for each of the elements.
67. For any rights of returns to your customers or end users address
how your accounting and disclosure complies with SFAS 48. We note your disclosure of customer refunds on page 28.
68. Describe for us the payment terms you offer and the
relationship
of those terms to your software license term. Tell us how you account
for revenues billed to third party end-user under your "Billing Module" as disclosed on page 52. Describe any installment term arrangements you offer and your related revenue recognition. Provide supplemental analysis of any payment terms or arrangements
involving
set-offs or termination charge reimbursements or concessions associated with your normal payment terms. Describe any concessions you make to your customers and explain your related accounting. Explain how your normal payment terms comply with the guidance in paragraphs 27 through 29 of SOP 97-2.
69. Tell us how you account for customer cancellation of subscriptions to your Web services. We note there is little or no penalty from your risk factor disclosure on page 7.
70. Where you deal with thinly-capitalized resellers explain how you
assess the collectibility of receivables.
71. Describe the acceptance clauses you use in determining whether delivery has occurred. Tell us if after delivery testing and acceptance are to take place prior to revenue recognition and if you have clear timescales for such procedures with trigger points of acceptance.
72. We note that your deferred revenue is related to your subscriptions, the majority of which are billed monthly as disclosed on page 25 in the third paragraph.  Please explain why your
deferred
revenue balances for each of the three years ended December 31,
2004
have decreased as a proportion of the fiscal year`s Subscription revenues. Describe and disclose any changes in billing or collection practices and policies over that three year period.
73. Where you revise your revenue recognition policy in response to the foregoing comments consider similar revision to your Critical Accounting Policies disclosure on page 27.
Note 4. Acquisition of Assets from Innuity, Inc., page F-13
74. You indicate that the shares issued to acquire the assets of Innuity, Inc. were valued at $0.10 based on management`s valuation analysis. Supplementally tell us more about this analysis and the methodology used to determine the $0.10 per share value.
Note 8.  Stock Based Compensation Plans, page F-16
75. Supplementally provide us the following information in tabular chronological order for stock option grants and other equity-related transactions for the two years ended December 31 , 2004 and subsequent interim period:

* The type of equity related instrument;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issue;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;
* The magnitude and timing of the amortization expense; and
* Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Continue to provide us with updates to the requested information for
all equity-related transactions subsequent to this request through the effective date of the registration statement.
76. Tell us how you determined fair value of the underlying shares of
common stock at each grant date. Where you have used valuation methods or preferred and common stock transactions to determine your common stock fair value, explain why you believe these best
represent
fair value. Describe the parties to the transactions and their relationship to you. Describe and disclose the material assumptions used in your valuations and why they are appropriate in light of the
guidance in the AICPA Audit and Accounting Practice Aid Valuation
of
Privately-Held Company Equity Securities Issued as Compensation
(the
"Practice Aid").  For example, explain why you believe straight-
line
appreciation reflects an appropriate method of determining fair value.
77. Highlight any transactions with unrelated party parties
believed
by management to be particularly strong evidence of an objective fair
value per share determination. Discuss and quantify the impact on your common stock fair value of events which occurred for the one-year period prior to the registration statement`s filing. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range.
Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock.
78. In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.
79. Tell us how your disclosure complies with paragraphs 179 to
182
of the Practice Aid.
Note 17. Subsequent Events, page F-25
Series B Convertible Redeemable Preferred Stock
80. We note that in February 2005 you issued Series B Convertible Redeemable Preferred Stock. Revise to include the disclosures required by SFAS 129.
81. Provide your analysis of the significance of the E.B.O.Z. acquisition pursuant to Rules 1-02 and 3.05 of Regulation S-X. Financial Statements - Leads.com Inc.
Note 1.  The Company and Summary of Significant Accounting
Policies,
page F-32
Revenue Recognition

82. We note that you record revenue from subscription services as services are performed on daily basis over the service period. We further note on page 51 you indicate that Leads.com customers receive a monthly report that tracks the number of impressions, clicks,
and
calls generated by the advertisements placed on their behalf.
Your
disclosure "as services are performed" seems overly general.  Do you
recognize revenue from these transactions as impressions are delivered or click-through`s occur? Please advise and revise your disclosure to specify when services are performed.
Note 2. Intangible Asset, page F-35
83. It appears that you are not amortizing the domain name you acquired in August 2004. Supplementally tell us why you believe that the domain name should be deemed an intangible asset with an indefinite useful life. Explain why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets.
Pro Forma Financial Statements, page F-40
84. The shares you issued to acquire Leads.com were valued at
$12.6
million, or approximately $1.08 per share. Supplementally tell us and disclose how you determined the fair value of the shares issued.
Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe and disclose the material assumptions used in your valuations. Additionally, revise your disclosure and tell us how you determined the estimated fair value of the Leads.com options you assumed. Reference the authoritative literature supporting your accounting.
85. Supplementally, explain how you complied with the provisions of
EITF 01-03 in assigning value and determining the classification of the assumed liability related to deferred revenue in your acquisition of Leads.com.
86. You refer to the use of an independent appraisal and valuation firm to determine the fair market value of the assets acquired in the
Leads.com acquisition. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the name of the expert and include the expert`s consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.
87. Tell us why you have not classified depreciation and amortization within cost of revenues for the year ended December 31, 2004 and interim period ended March 31, 2005 pursuant to SAB Topic 11B.
Part II

Item 15. Recent Sales of Unregistered Securities, pages II-2-II-3
88. You indicate in (2) that in November 2003 all outstanding options with an exercise price greater than $0.40 per share were repriced to have an exercise price of $0.40 per share. Supplementally explain how you accounted for the repricing and tell us how you considered the guidance in Question 11 of FIN 44.
89. Please revise paragraphs (17) and (19)-(20) to quantify the dollar amount of non-cash "consideration." See Item 701(c) of Regulation S-K.
90. Currently, you group transactions (3)-(20) together and state that you relied on Section 4(2) and/or Regulation D and/or Regulation
S. Revise to specify the section of the Securities Act or Commission rule under which exemption was claimed and briefly state the facts relied upon to make the exemption available for each unregistered sale listed in paragraphs (18)-(20). See Item 701(d) of Regulation
S-K. With respect to 4(2) issuances, the purchasers must in fact be sophisticated with access to information or accredited.
Exhibits
91. We note from your filing that you market your products and services partly through entities for which you have strategic relationships listed on page 54 and those entities you utilize as consultants and third-party providers and developers listed on page
55. Based on your disclosure, it appears you may be substantially dependent on at least some of these third parties for purposes of
Item 601(b)(10) of Regulation S-K. To the extent that you are substantially dependent upon any party and you have a written agreement with this party, please file the agreement as an exhibit or supplementally advise. To the extent that you have no long-term contracts with these parties (as suggested in risk factors), please specifically address the nature of your agreements.
92. While we are able to locate your lease agreement with FLAGLER Development Company for leased office space, we are unable to locate the one relating to your co-location facility in Jacksonville, Florida upon which you appear to be substantially dependent. As such, please file this agreement or tell us why it is not required. See
Item 601(b)(10)(i)(B). Please set forth the material terms of your agreement, including, for example, the terms and material termination provisions. Consider whether your risk factor disclosure on any risks associated with the co-location facility could be enhanced.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Christine Davis at (202) 551-3408 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3730 with any other questions.


      			Sincerely,


      			Barbara C. Jacobs
      			Assistant Director


cc:	James F. Fulton, Jr., Esq.(via facsimile)
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA 94306
	Facsimile:  (650) 849-7400

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Mr.  David Brown
Website Pros, Inc.
May 27, 2005
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